Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FIRST QUARTER 2016 RESULTS

•                  Adjusted EBITDA of $460 million; pro forma operating income up across all segments

•                  Strong global lottery growth, especially in North America and Italy; resilient global gaming revenues

•                  Adjusted EPS of $0.57; reported EPS of ($0.46) reflects non-cash foreign exchange impact

•                  Cash dividend declared of $0.20 per ordinary share

•                  Investor Day to be held on June 21-22, 2016

LONDON, U.K. — May 26, 2016 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2016. Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call and webcast to present the first quarter results; access details are provided below.

“We begin 2016 with a solid first quarter, evidenced by good revenue growth with all operating segments contributing to an improvement in profitability,” said Marco Sala, CEO of IGT. “Continuing growth across all regions, especially North America and Italy, propelled our lottery revenues. Gaming revenues were resilient despite challenging market conditions in North America, our largest gaming market. We remain focused on reenergizing gaming operations and strengthening our global leadership in lotteries. We were successful in securing the Italian Lotto concession, one of our largest contracts and a cornerstone of our Italian operations.”

“The diversity of our product and geographic mix is a key element of our first quarter results,” said Alberto Fornaro, CFO of IGT. “Revenue growth, disciplined cost management, and synergy savings all contributed to sharp profit expansion. Even after large interest payments during the period, we generated significant free cash flow, enabling us to reduce debt in constant currency and further improve our leverage profile.”

Summary of Consolidated First Quarter 2016 Financial Results

	Reported			Pro forma
							Constant
			Change			Change	Currency
Quarter Ended March 31,	2016	2015	(%)	2016	2015	(%)	Change (%)
(In $ millions, unless otherwise noted)
Revenue	1,282	848	51%	1,282	1,248	3%	4%
Adjusted EBITDA	460	321	43%	460	415	11%	12%
Adjusted Operating Income	310	205	51%	310	231	34%	35%
Operating Income	188	163	15%	188	156	20%	22%
Net income (loss) per diluted share ($)	(0.46)	(0.23)	NM	(0.46)	NA
Adjusted net income (loss) per diluted share ($)	0.57	0.43	33%	0.57	NA
Net debt	7,722	2,792	NM	7,722	NA

Note: Pro forma is defined as the combined results of GTECH and legacy IGT for the first quarter of 2015. Adjusted operating income, adjusted EBITDA, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise.

As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”), which was completed on April 7, 2015, a number of items affect the comparability of reported results.  Reported financial information for the first quarter of 2016 includes the results of operations of IGT for the entire period, while reported financial information for the first quarter of 2015 includes only GTECH operations. Pro forma figures represent the combined results of both companies.

Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2016 are calculated using the same foreign exchange rates as the corresponding 2015 period.

Management believes that referring to certain pro forma, constant currency, or adjusted measures is a useful way to evaluate the Company’s underlying performance.

Overview of Consolidated First Quarter Results

Reported consolidated revenue grew 51% to $1,282 million from $848 million in the first quarter of 2015, reflecting GTECH’s acquisition of legacy IGT. On a pro forma, constant currency basis, consolidated revenue rose 4%. Revenue growth primarily reflects strong lottery performance, particularly in North America and Italy. Global lottery same-store revenue, excluding Italy, increased 18% during the first quarter, reflecting the benefit of the record Powerball jackpot in the United States. Revenue from gaming was slightly below the prior-year period. During the quarter, the Company sold 5,695 gaming machines worldwide.

On a reported basis, adjusted EBITDA of $460 million was 43% above the first quarter of 2015.  On a pro forma, constant currency basis, adjusted EBITDA was 12% greater than in the prior-year period as overall sales growth was accentuated by favorable revenue mix and synergy savings.

Reported operating income was $188 million compared to $163 million in the first quarter of 2015. On a pro forma, constant currency basis, adjusted operating income was 35% above the first quarter of 2015, which included significant bad debt expense. In addition, revenue growth, overall sales mix, and synergy savings all contributed to the increase in adjusted operating income.

Interest expense was $118 million compared to $94 million in the prior-year period.

Net loss attributable to IGT was $93 million in the first quarter of 2016, reflecting the impact of $162 million in primarily non-cash foreign exchange losses. On an adjusted basis, net income attributable to IGT was $116 million. The Company reported net loss per diluted share of $(0.46) but earned $0.57 per diluted share on an adjusted basis.

Cash from operations was $206 million in the first quarter and capital expenditures were $98 million.

Cash and cash equivalents were $506 million as of March 31, 2016, compared to $627 million as of December 31, 2015. Consolidated shareholders’ equity totaled $3,292 million and net debt was $7,722 million as of March 31, 2016.

Operating Segment Review

North America Gaming & Interactive

Revenue for the North America Gaming & Interactive segment was $339 million compared to $30 million in the first quarter of 2015. On a pro forma basis, revenue was essentially in line with the prior year.

Service revenue was $258 million compared to $13 million in the prior-year period. On a pro forma basis, service revenue was in line with the first quarter of 2015 as increased software revenues offset a decline in the installed base. DoubleDown revenue was unchanged from the prior year.

Product sales were $81 million compared to $17 million in the first quarter of 2015. On a pro forma basis, product sales declined 3% as lower machine unit volume was partially offset by higher systems sales. The segment shipped 3,951 units compared to 5,241 units in the first quarter of 2015, which included a large, one-off lease conversion sale in Maryland as well as sizeable VLT sales in Canada and Oregon. Excluding one-time items, commercial casino replacement units were up double-digits from the prior-year period.

Operating income for North America Gaming & Interactive was $89 million compared to $7 million in the first quarter of 2015. On a pro forma basis, North America Gaming & Interactive operating income rose 89%, largely due to the comparison with bad debt expense in the prior-year period as well as favorable revenue mix and synergy savings.

North America Lottery

North America Lottery revenue was $315 million in the first quarter of 2016, 25% higher than the prior year on a reported basis and 16% greater on a pro forma basis.

Service revenue increased 26% on a reported basis and was 16% higher than the prior year on a pro forma basis, reflecting 23% same-store revenue growth and favorable LMA comparisons. The significant increase in same-store revenue was supported by the record Powerball jackpot in the period, in addition to strong instant ticket sales and solid local draw-based game performance. Product sales were $11 million in the quarter compared to $12 million in the prior-year period.

Operating income for North America Lottery was $88 million compared to $43 million in the first quarter of 2015. On a pro forma basis, operating income for North America Lottery rose 61% on strong same-store revenue growth, operating leverage, and cost control. The first quarter results represent record profits for the North America Lottery segment, even without the Powerball benefit.

International

International revenue was $185 million compared to $131 million in the first quarter of 2015 on a reported basis. On a pro forma, constant currency basis, International revenue declined 2% from the prior year.

International lottery same-store revenue was up 2%, with broad-based strength in Europe partially offset by weaker trends in Latin America. Lottery product sales were below the prior-year period, which benefited from large sales in New Zealand and Singapore.

International gaming service revenue was $47 million compared to $13 million in the first quarter of 2015 on a reported basis, and was up 4% on a pro forma, constant currency basis, on growth in interactive and the South Africa installed base. Revenue from gaming product sales was in line with the prior year on a pro forma, constant currency basis. The segment shipped a total of 1,744 gaming machines internationally during the first quarter of 2016 compared to 1,587 units in the prior-year period, reflecting demand for new cabinets.

International operating income was $33 million compared to $27 million in the first quarter of 2015. On a pro forma, constant currency basis, International operating income was up 41%, reflecting favorable revenue mix and lower operating costs.

Italy

Revenue in the Italy segment was $444 million compared to $434 million in the first quarter of 2015.

Total Lotto wagers in the quarter were €1,928 million, a 6% increase from the prior-year period, when wagers had already posted 16% growth. Strong Lotto performance was achieved with double-digit expansion for 10eLotto and a significant contribution from late numbers that more than offset lower core wagers. Instant-ticket wagers rose 2% to €2,355 million, supported by several new product introductions.

Machine gaming service revenue declined 3%, impacted by increased Stability Law taxes and fewer AWP units. Excluding the Stability Law impact, revenues were flat as the overall productivity and mix of gaming machines improved over the prior year.

Operating income for Italy was $148 million, 2% below the first quarter of 2015 on a reported basis but 2% higher on a pro forma, constant currency basis. The increase in operating income was driven by strong lottery performance, lower sports betting payout, and disciplined cost management, partially offset by higher Stability Law taxes.

Other Developments

The Company’s Board of Directors has declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on June 23, 2016 to all shareholders of record as of the close of business on June 9, 2016.

On May 17, 2016, the Italian regulator Agenzia delle Dogane e dei Monopoli awarded the concession for the Lotto game to Lottoitalia, a joint venture led by IGT subsidiary Lottomatica. The new concession has a nine-year term, commencing on November 29, 2016. In conjunction with the award, the €350 million first installment of upfront concession payments was made in May.

In the first quarter of 2016, the Company recorded a $15 million reserve related to the anticipated cost of settling certain tax matters in Italy covering the years 2006-2014 and involving the structuring of the original leveraged buyout of GTECH Holdings Corporation by Lottomatica S.p.A. On May 26, 2016, the Company agreed to pay €11 million to the Italian Tax Agency (Agenzia delle Entrate) to settle the claim for tax years 2006-2010.

Investor Day

The Company will host an investor day on June 21-22, 2016 in Rome, Italy. At the event, presentations will be made by Marco Sala, CEO, and other members of the Company’s executive team. Interested parties may contact Investor_Relations@IGT.com for additional details and to register for the event.

Outlook

The Company continues to expect to achieve adjusted EBITDA of $1,740-$1,790 million for the full year 2016 period, supported by growth in core operations and using an average euro/dollar exchange rate of 1.10 versus 1.11 last year. A modest headwind is expected from other currencies, notably the British pound, the South African rand, and certain Latin American currencies.

Capital expenditures excluding Lotto concession payments are expected to be $575-$625 million. Lotto-related capital expenditures are estimated at $695 million, including $660 million in upfront payments and approximately $35 million for infrastructure upgrades. Net debt is still expected to be $7,700-$7,900 million at the end of 2016.

Conference Call and Webcast

Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call to present the first quarter 2016 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events and Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial in number is +44 (0) 20 3427 1907 for participants in the United Kingdom and +1 212 444 0896 for listeners outside the United Kingdom. The conference ID/confirmation code is 7945074. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1-347-366-9565 using the conference ID/confirmation code 7945074.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected, or that the Company will incur unanticipated costs in connection with the integration; the possibility that the Company will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that IGT may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which the Company operates; the Company’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; the Company’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the Company; international, national or local economic, social or political conditions that could adversely affect the Company or its customers; conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect IGT’s business, including those described in IGT’s annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC website at www.sec.gov and on the investor relations section of IGT’s website at www.IGT.com. Except as required under applicable law, IGT does not assume any obligation to update the forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452;
outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	March 31,
	2016	2015

Service revenue	1,135,121	790,262
Product sales	146,440	57,980
Total revenue	1,281,561	848,242

Cost of services	648,763	506,735
Cost of sales	121,776	35,098
Selling, general and administrative	227,526	95,551
Research and development	84,707	22,471
Restructuring expense	9,418	14,481
Transaction expense, net	1,474	11,050
Total operating expenses	1,093,664	685,386

Operating income	187,897	162,856

Interest income	4,293	613
Equity loss, net	—	(228)
Other income	1,226	614
Other expense	(8,552)	(121,121)
Foreign exchange gain (loss), net	(161,556)	7,004
Interest expense	(118,415)	(94,388)
Total non-operating expenses	(283,004)	(207,506)

(Loss) income before provision for income taxes	(95,107)	(44,650)

Provision for (benefit from) income taxes	(8,658)	(9,059)

Net loss	(86,449)	(35,591)

Less: Net income attributable to non-controlling interests	6,325	3,726

Net loss attributable to IGT PLC	(92,774)	(39,317)

Net loss attributable to IGT PLC per common share -basic	(0.46)	(0.23)
Net loss attributable to IGT PLC per common share - diluted	(0.46)	(0.23)

Weighted-average shares - basic	200,449	172,999
Weighted-average shares - diluted	200,449	172,999

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	March 31,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	505,796	627,484
Restricted cash and investments	165,894	169,101
Trade and other receivables, net	975,383	959,592
Inventories	274,212	269,982
Other current assets	442,816	423,701
Income taxes receivable	36,304	35,514
Total current assets	2,400,405	2,485,374

Systems, equipment and other assets related to contracts, net	1,122,456	1,127,518
Property, plant and equipment, net	346,053	349,677
Goodwill, net	6,857,478	6,830,499
Intangible assets, net	3,228,154	3,335,633
Other non-current assets	928,198	937,917
Deferred income taxes	47,741	48,074
Total non-current assets	12,530,080	12,629,318

Total Assets	14,930,485	15,114,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,087,472	1,057,860
Other current liabilities	909,860	922,586
Current portion of long-term debt	167	160
Income taxes payable	89,810	30,020
Total current liabilities	2,087,309	2,010,626

Long-term debt, less current portion	8,227,845	8,334,013
Deferred income taxes	866,834	941,418
Other non-current liabilities	456,679	462,493
Total non-current liabilities	9,551,358	9,737,924

Total Liabilities	11,638,667	11,748,550

Commitments and contingencies	—	—

Shareholders’ equity	3,291,818	3,366,142

Total liabilities and shareholders’ equity	14,930,485	15,114,692

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the three months ended
	March 31,
	2016	2015
Operating activities
Net (loss) income	(86,449)	(35,591)
Adjustments for:
Amortization	125,497	33,371
Depreciation	98,517	71,854
Amortization of upfront payments to customers	27,409	26,843
Loss on early extinguishment of debt	—	75,511
Debt issuance cost amortization	4,511	26,847
Stock-based payment expense	9,302	994
Foreign exchange loss (gain), net	161,556	(7,004)
Other, net	3,552	43,699
Cash flows before changes in operating assets and liabilities	343,894	236,524
Changes in operating assets and liabilities:
Trade and other receivables	10,259	(37,459)
Inventories	1,812	(16,826)
Accounts payable	(1,785)	(84,139)
Other assets and liabilities	(148,574)	(44,317)
Net cash flows from operating activities	205,605	53,783

Investing activities
Capital expenditures	(97,671)	(71,640)
Proceeds from sale of assets	32,504	114
Purchases of jackpot annuity investments	(1,061)	—
Proceeds from jackpot annuity investments	7,472	—
Other	(4,894)	1,230
Net cash flows used in investing activities	(63,650)	(70,296)

Financing activities
Principal payments on long-term debt	(318,832)	(796,443)
Proceeds from issuance of long-term debt	—	1,180,450
Payments on bridge facility	—	(51,409)
Payments in connection with the early extinguishment of debt	—	(73,375)
Debt issuance costs paid	—	(72,599)
Dividends paid	—	(129,720)
Net receipts from (payments of) financial liabilities	49,564	(24,917)
Other	(2,964)	(30,336)
Net cash flows (used in) provided by financing activities	(272,232)	1,651

Net decrease in cash and cash equivalents	(130,277)	(14,862)
Effect of exchange rate changes on cash	8,589	(28,306)
Cash and cash equivalents at the beginning of the period	627,484	317,106
Cash and cash equivalents at the end of the period	505,796	273,938

Supplemental Cash Flow Information:
Interest paid	(216,834)	(114,000)
Income taxes paid	(16,319)	(13,466)

International Game Technology PLC

Net Debt

($ thousands)

	March 31,	December 31,
	2016	2015
Long-term debt, less current portion
6.250% Senior Secured Notes due 2022	1,492,852	1,468,875
6.500% Senior Secured Notes due 2025	1,084,563	1,084,249
4.750% Senior Secured Notes due 2023	954,551	912,418
4.125% Senior Secured Notes due 2020	787,193	752,212
5.625% Senior Secured Notes due 2020	592,663	592,245
Senior Secured Notes	4,911,822	4,809,999

6.625% Senior Secured Notes due 2018	559,542	533,915
4.750% Senior Secured Notes due 2020	545,769	520,649
Legacy GTECH Notes	1,105,311	1,054,564

7.500% Senior Secured Notes due 2019	528,024	530,009
5.500% Senior Secured Notes due 2020	126,702	126,833
5.350% Senior Secured Notes due 2023	61,273	61,303
Legacy IGT Notes	715,999	718,145

Term Loan Facilities due 2019	906,795	866,785
Revolving Credit Facilities due 2019	587,878	834,968
Capital Securities	—	49,472
Other	40	80
Long-term debt, less current portion	8,227,845	8,334,013

Current portion of long-term debt	167	160
Short-term borrowings	—	—
Total debt	8,228,012	8,334,173

Cash and cash equivalents	505,796	627,484

Net debt	7,722,216	7,706,689

 International Game Technology PLC

 Consolidated Statement of Operations

 Reconciliation of Non-GAAP Financial Measures

 ($ and shares in thousands, except share amounts)

	Q1 2016	Adjustments				Q1 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted
Total revenue	1,281,561	692	—	—	—	1,282,253

Cost of services	648,763	(45,804)	—	—	—	602,959
Cost of product sales	121,776	(29,664)	—	—	—	92,112
Selling, general and administrative	227,526	(34,746)	—	—	—	192,780
Research and development	84,707	(498)	—	—	—	84,209
Restructuring expense	9,418	—	—	(9,418)	—	—
Transaction expense, net	1,474	—	—	—	(1,474)	—
Total operating expenses	1,093,664	(110,712)	—	(9,418)	(1,474)	972,060

Operating income	187,897	111,404	—	9,418	1,474	310,193

Foreign exchange loss, net	(161,556)	—	161,556	—	—	—
Other expense, net	(7,326)	2,832	—	—	—	(4,494)
Interest expense, net	(114,122)	2,038	—	—	—	(112,084)
Total non-operating expenses	(283,004)	4,870	161,556	—	—	(116,578)

(Loss) income before provision for income taxes	(95,107)	116,274	161,556	9,418	1,474	193,615

Provision for (benefit from) income taxes	(8,658)	40,571	36,277	3,126	294	71,610
Net (loss) income	(86,449)	75,703	125,279	6,292	1,180	122,005

Less: Net income attributable to IGT PLC	6,325	25	—	—	—	6,350
Net (loss) income attributable to IGT PLC	(92,774)	75,678	125,279	6,292	1,180	115,655

Net (loss) income per common share - diluted	(0.46)					0.57
Weighted-average shares - diluted	200,449					201,526

 International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except share amounts)

		Adjustments
	Q1 2015				Transaction	Q1 2015		Q1 2015
	As	Purchase	Foreign	Restructuring	and Refinancing	As	Pro Forma	Pro
	Reported	Accounting	Exchange	Expense	Expense	Adjusted	Adjustments	Forma
Total revenue	848,242	(178)	—	—	—	848,064	399,387	1,247,451

Cost of services	506,735	(16,218)	—	—	—	490,517	113,306	603,823
Cost of product sales	35,098	(15)	—	—	—	35,083	63,355	98,438
Selling, general and administrative	95,551	3	—	—	—	95,554	134,166	229,720
Research and development	22,471	(568)	—	—	—	21,903	62,760	84,663
Restructuring expense	14,481	—	—	(14,481)	—	—	—	—
Transaction expense, net	11,050	—	—	—	(11,050)	—	—	—
Total operating expenses	685,386	(16,798)	—	(14,481)	(11,050)	643,057	373,587	1,016,644

Operating income	162,856	16,620	—	14,481	11,050	205,007	25,800	230,807

Foreign exchange gain, net	7,004	—	(7,004)	—	—	—
Other expense, net	(120,735)	(204)	—	—	117,244	(3,695)
Interest expense, net	(93,775)	13	—	—	—	(93,762)
Total non-operating expenses	(207,506)	(191)	(7,004)	—	117,244	(97,457)

(Loss) income before provision for income taxes	(44,650)	16,429	(7,004)	14,481	128,294	107,550

Provision for (benefit from) income taxes	(9,059)	5,759	(1,926)	4,309	30,475	29,558
Net (loss) income	(35,591)	10,670	(5,078)	10,172	97,819	77,992

Less: Net income attributable to IGT PLC	3,726	25	—	—	—	3,751
Net (loss) income attributable to IGT PLC	(39,317)	10,645	(5,078)	10,172	97,819	74,241

Net (loss) income per common share - diluted	(0.23)					0.43
Weighted-average shares - diluted	172,999					173,880

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
		March 31, 2015
	March 31, 2016	As Reported	Legacy IGT	Pro Forma

Net loss	(86,449)	(35,591)	(13,085)	(48,676)
Provision for income taxes	(8,658)	(9,059)	(4,126)	(13,185)
Non-operating expenses	283,004	207,506	10,057	217,563
Depreciation	98,517	71,856	28,960	100,816
Amortization	125,496	33,372	6,107	39,479
Impairment	—	—	6,100	6,100
Amortization of upfront payments to customers	27,409	26,843	3,556	30,399
Transaction expense, net	1,474	11,050	18,782	29,832
Restructuring expense	9,418	14,481	—	14,481
Non-cash purchase accounting (excluding D&A)	631	—	—	—
Stock compensation	9,302	994	5,951	6,945
Other	—	—	30,956	30,956
Adjusted EBITDA	460,144	321,452	93,258	414,710

Cash flows from operating activities	205,605	53,783	82,698	136,481
Capital expenditures	(97,671)	(71,640)	(26,096)	(97,736)
Free Cash Flow	107,934	(17,857)	56,602	38,745

International Game Technology PLC Segment Performance

Pro Forma Revenue Detail

($ millions)

	INTERNATIONAL GAME TECHNOLOGY PLC
	As Reported		Legacy IGT	Pro Forma		Pro Forma Change
	2015	2016	2015	2015	2016	Percentage	Constant FX
	Q1	Q1	Q1	Q1	Q1	Q1	Q1

Gaming
Total Revenue	243	631	399	642	631	-1.8%	-0.9%

Gaming Services	206	500	301	507	500	-1.5%	-0.5%
Terminal	165	312	175	340	312	-8.1%	-7.0%
Social (DDI)	0	80	81	81	80	-0.6%	-0.6%
Other	41	107	45	87	107	23.7%	25.1%

Product Sales	37	131	99	135	131	-2.9%	-2.3%
Terminal	27	79	62	90	79	-11.7%	-11.3%
Other	9	52	37	46	52	14.3%	15.2%

Lottery
Total Revenue	523	565	0	523	565	8.0%	8.8%

Lottery Services	502	550	0	502	550	9.4%	10.2%
FM/Concessions	446	492	0	446	492	10.2%	10.9%
LMA	33	39	0	33	39	18.6%	18.6%
Other Services	23	19	0	23	19	-18.8%	-15.0%

Product Sales	21	15	0	21	15	-27.1%	-26.9%
Terminal	5	0	0	5	0	-100.0%	-100.0%
Systems/Other	15	15	0	15	15	-2.3%	-2.1%

Other
Total Revenue	82	86	0	82	86	4.6%	7.2%

Service Revenue	81	86	0	81	86	5.5%	8.1%
Product Sales	1	0	0	1	0	-84.5%	-84.1%

Consolidated
Revenue	848	1,282	399	1,248	1,282	2.7%	3.7%

Operating Income:
Segment Total	227	359	59	275	359	30.5%	31.5%
Purchase Accounting	(17)	(111)	(5)	(24)	(111)	366.7%	366.9%
Corporate Support	(47)	(59)	(61)	(95)	(59)	-37.6%	-36.6%
Total	163	188	(7)	156	188	20.5%	21.7%

NOTE: Corporate Support allocations are only applied to “As Reported” and “Pro Forma” figures. As a result, Pro Forma Operating Income results will differ from the sum of “As Reported” and “Legacy IGT” Operating Income.

	NAGI
	As Reported		Legacy IGT	Pro Forma		Pro Forma Change
	2015	2016	2015	2015	2016	Percentage	Constant FX
	Q1	Q1	Q1	Q1	Q1	Q1	Q1
Gaming
Total Revenue	30	339	311	341	339	-0.7%	-0.5%

Gaming Services	13	258	245	257	258	0.0%	0.2%
Terminal	10	134	141	152	134	-11.4%	-11.2%
Social (DDI)	0	80	81	81	80	-0.6%	-0.6%
Other	2	43	23	25	43	70.7%	71.0%

Product Sales	17	81	66	83	81	-2.9%	-2.6%
Terminal	15	50	43	57	50	-13.0%	-12.7%
Other	3	31	23	26	31	19.0%	19.4%

Total
Revenue	30	339	311	341	339	-0.7%	-0.5%

Operating Income	7	89	20	47	89	88.6%	85.1%

NOTE: Corporate Support allocations are only applied to “As Reported” and “Pro Forma” figures.   As a result, Pro Forma Operating Income results will differ from the sum of “As Reported” and “Legacy IGT” Operating Income.

	NA Lottery
	As Reported		Legacy IGT	Pro Forma		Pro Forma Change
	2015	2016	2015	2015	2016	Percentage	Constant FX
	Q1	Q1	Q1	Q1	Q1	Q1	Q1
Gaming
Total Revenue	18	37	19	37	37	0.5%	-0.9%

Gaming Services	18	37	19	37	37	1.0%	-0.3%
Terminal	8	25	18	26	25	-4.5%	-4.5%
Social (DDI)	0	0	0	0	0	0.0%	0.0%
Other	9	12	1	11	12	14.6%	9.9%

Product Sales	0	0	0	0	0	-95.1%	-96.7%
Terminal	0	(0)	(0)	(0)	(0)	2854.0%	2854.0%
Other	0	0	0	0	0	-81.2%	-82.8%

Lottery
Total Revenue	235	278	0	235	278	18.1%	18.1%

Lottery Services	224	267	0	224	267	19.5%	19.5%
FM/Concessions	165	201	0	165	201	21.4%	21.4%
LMA	33	39	0	33	39	18.6%	18.6%
Other Services	25	27	0	25	27	7.9%	7.9%

Product Sales	12	11	0	12	11	-8.2%	-8.1%
Terminal	0	0	0	0	0	-100.0%	-100.0%
Systems/Other	11	11	0	11	11	-6.3%	-6.2%

Total
Revenue	253	315	19	273	315	15.7%	15.5%

Operating Income	43	88	15	55	88	60.7%	59.3%

NOTE: Corporate Support allocations are only applied to “As Reported” and “Pro Forma” figures.   As a result, Pro Forma Operating Income results will differ from the sum of “As Reported” and “Legacy IGT” Operating Income.

	INTERNATIONAL
	As Reported		Legacy IGT	Pro Forma		Pro Forma Change
	2015	2016	2015	2015	2016	Percentage	Constant FX
	Q1	Q1	Q1	Q1	Q1	Q1	Q1
Gaming
Total Revenue	31	97	69	100	97	-3.1%	2.1%

Gaming Services	13	47	37	49	47	-5.3%	4.2%
Terminal	2	13	15	17	13	-22.7%	-4.0%
Social (DDI)	0	0	0	0	0	0.0%	0.0%
Other	11	34	21	32	34	3.8%	8.6%

Product Sales	18	50	33	51	50	-1.0%	0.1%
Terminal	12	29	19	32	29	-8.2%	-7.5%
Other	6	21	13	19	21	11.0%	12.6%

Lottery
Total Revenue	81	70	0	81	70	-13.3%	-8.6%

Lottery Services	72	66	0	72	66	-8.5%	-3.2%
FM/Concessions	51	51	0	51	51	0.3%	5.9%
LMA	0	0	0	0	0	0.0%	0.0%
Other Services	21	15	0	21	15	-30.1%	-25.4%

Product Sales	9	4	0	9	4	-51.9%	-51.6%
Terminal	5	0	0	5	0	-100.0%	-100.0%
Systems/Other	4	4	0	4	4	9.2%	10.0%

Other
Total Revenue	19	18	0	19	18	-7.8%	2.3%

Service Revenue	18	18	0	18	18	-4.3%	6.3%
Product Sales	1	0	0	1	0	-84.5%	-84.1%

Total
Revenue	131	185	69	200	185	-7.7%	-2.2%

Operating Income	27	33	24	27	33	22.3%	41.4%

NOTE: Corporate Support allocations are only applied to “As Reported” and “Pro Forma” figures.   As a result, Pro Forma Operating Income results will differ from the sum of “As Reported” and “Legacy IGT” Operating Income.

	ITALY
	As Reported		Legacy IGT	Pro Forma		Pro Forma Change
	2015	2016	2015	2015	2016	Percentage	Constant FX
	Q1	Q1	Q1	Q1	Q1	Q1	Q1
Gaming
Total Revenue	164	158	0	164	158	-3.2%	-2.9%

Gaming Services	163	158	0	163	158	-3.1%	-2.8%
Terminal	145	139	0	145	139	-3.6%	-3.4%
Social (DDI)	0	0	0	0	0	0.0%	0.0%
Other	18	19	0	18	19	1.5%	2.0%

Product Sales	1	0	0	1	0	-37.1%	-37.2%
Terminal	0	0	0	0	0	-98.6%	-98.6%
Other	0	0	0	0	0	69.1%	68.7%

Lottery
Total Revenue	207	217	0	207	217	4.8%	4.9%

Lottery Services	207	217	0	207	217	4.8%	4.9%
FM/Concessions	230	240	0	230	240	4.3%	4.4%
LMA	0	0	0	0	0	0.0%	0.0%
Other Services	(23)	(23)	0	(23)	(23)	0.2%	0.5%

Product Sales	0	0	0	0	0	0.0%	0.0%
Terminal	0	0	0	0	0	0.0%	0.0%
Systems/Other	0	0	0	0	0	0.0%	0.0%

Other
Total Revenue	63	68	0	63	68	8.4%	8.7%

Service Revenue	63	68	0	63	68	8.4%	8.7%
Product Sales	0	0	0	0	0	0.0%	0.0%

Total
Revenue	434	444	0	434	444	2.3%	2.5%

Operating Income	150	148	0	145	148	1.7%	1.7%

NOTE: Corporate Support allocations are only applied to “As Reported” and “Pro Forma” figures.   As a result, Pro Forma Operating Income results will differ from the sum of “As Reported” and “Legacy IGT” Operating Income.

Key Performance Indicators (KPIs)

Consolidated Key Performance Indicators (KPIs)

	First Quarter
Period Ended March 31	2016	2015	% change

Installed base (end of period)
Casino	34,214	35,760	-4.3%
VLT - Government Sponsored (ex-Italy)	15,581	16,242	-4.1%
VLT - Italy Supplier (B2B)	8,270	8,529	-3.0%
Total installed base	58,065	60,531	-4.1%
Yield (average revenue per unit per day - $0.00)	32.79	34.28	-4.6%

Additional Italian Network Details:
VLT - Operator (B2C)	11,120	10,938	1.7%
AWP	55,991	63,840	-12.3%

Machine units shipped (1)
New/Expansion	1,087	595	82.7%
Replacement	4,608	6,233	-26.1%
Total machines shipped	5,695	6,828	-16.6%

Global lottery same-store revenue growth
Instants & draw games			7.1%
Multistate Jackpots			82.9%
Total lottery same-store revenue growth (ex-Italy)			17.9%
Italy lottery revenue growth			4.9%

(1) Machine units shipped reflect mixed historical methodologies of legacy companies prior to 2Q 2015

North America KPIs

	First Quarter
Period Ended March 31	2016	2015	% change

Installed base (end of period)
Casino	24,958	25,882	-3.6%
VLT - Government Sponsored	15,331	15,992	-4.1%
Total installed base	40,289	41,874	-3.8%

Machine units shipped (1)
New/Expansion	902	329	174.2%
Replacement	3,049	4,912	-37.9%
Total machines shipped	3,951	5,241	-24.6%

DoubleDown
Revenue ($ Thousands)	80,133	80,643	-0.6%
Mobile penetration	54%	41%	30.5%
DAU (Daily Active Users) (2)	1,859	1,929	-3.6%
MAU (Monthly Active Users) (2)	4,310	4,734	-9.0%
Bookings per DAU (2)	$0.47	$0.47	0.8%

Lottery same-store revenue growth
Instants & draw games			8.8%
Multistate Jackpots			93.4%
Total lottery same-store revenue growth			22.7%

(1) Machine units shipped reflect mixed historical methodologies of legacy companies prior to 2Q 2015

(2) As a single application with multiple games, active users equal unique users

International KPIs

	First Quarter
Period Ended March 31	2016	2015	% change

Installed base (end of period)
Casino	9,256	9,878	-6.3%
VLT - Government Sponsored	250	250	0.0%
Total installed base	9,506	10,128	-6.1%

Machine units shipped (1)
New/Expansion	185	266	-30.5%
Replacement	1,559	1,321	18.0%
Total machines shipped	1,744	1,587	9.9%

Lottery same-store revenue growth
Instants & draw games			2.2%
Multistate Jackpots			4.3%
Total lottery same-store revenue growth			2.3%

(1) Machine units shipped reflect mixed historical methodologies of legacy companies prior to 2Q 2015

Italy KPIs

Period Ended March 31	First Quarter
(In € millions, except machines)	2016	2015	% change

Lottery
Lotto wagers	1,928	1,817	6.1%
10eLotto	1,193	1,074	11.1%
Core	559	638	-12.5%
Late Numbers	176	105	68.5%

Scratch & Win Wagers	2,355	2,302	2.3%

Italy lottery revenue growth			4.9%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	11,120	10,938	1.7%
VLT - Supplier (B2B)	8,270	8,529	-3.0%
AWP	55,991	63,840	-12.3%
Total Installed Base	75,381	83,307	-9.5%
Wagers
VLT - Operator (B2C)	1,398	1,373	1.9%
AWP	1,080	1,131	-4.4%
Interactive Wagers (Gaming)	424	466	-9.0%

Other
Sports Betting Wagers(1)	221	257	-14.0%
Sports Betting Payout (%)(1)	80.9%	84.7%	-3.8 pp

(1) Includes Virtual Wagers and Pools & Horses